October 19, 2011

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

     On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;
(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond.
(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2011 to September 1, 2012;
(iv)	a statement as to the period for which premiums have been paid; and
(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Paul M. O’Neil
Paul M. O’Neil
Vice President

Schedule A

Asian Small Companies
Boston Income
Dividend Builder
Emerging Markets Local Income
Floating Rate
Focused Growth
Global Dividend Income
Global Macro
Global Macro Absolute Return Advantage
Global Opportunities
Government Obligations
Greater China Growth
Greater India
High Income Opportunities
Inflation-Linked Securities Portfolio
International Income
Investment Grade Income
Large-Cap Core Research
Large-Cap Growth
Large-Cap Value
Multi-Cap Growth
MSAR Completion
Senior Debt
Short-Term U.S. Government
Small-Cap
SMID-Cap
Special Equities
Tax-Managed Growth
Tax-Managed International Equity
Tax-Managed Multi-Cap Growth
Tax-Managed Small-Cap
Tax-Managed Small Cap Value
Tax-Managed Value
Worldwide Health Sciences

A-1